UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

(Name of Issuer) Zurn Elkay Water Solutions Corp

(Title of Class of Securities) Common Stock

(CUSIP Number) 98983L108

(Date of Event which Requires Filing of this Statement) December 31, 2022

Check the appropriate box to designate the rule pursuant to which this Sch* edule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons* initial filing on this form with respect to the subject class of securitie* s, and for any subsequent amendment containing information which would al* ter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not b* e deemed to be filed for the purpose of Section 18 of the Securities E* xchange Act of 1934 (Act) or otherwise subject to the liabilities of t* hat section of the Act but shall be subject to all other provisions of t* he Act (however, see the Notes).


SCHEDULE 13G
CUSIP No. 98983L108

1
Names of Reporting Persons
Impax Asset Management Group plc

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization
United Kingdom

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power: 9,807,918



6
  Shared Voting Power: 0



7
  Sole Dispositive Power: 9,807,918



8
  Shared Dispositive Power: 0



9
Aggregate Amount Beneficially Owned by Each Reporting Person: 9,807,918


10
Check box if the aggregate amount in row (9) excludes certain shares (See* Instructions)

[ ]
11
Percent of class represented by amount in row (9): 5.52%


12
Type of Reporting Person (See Instructions): HC


SCHEDULE 13G
CUSIP No. 98983L108


1
Names of Reporting Persons
Impax Asset Management Limited

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization
United Kingdom

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power: 8,566,583



6
  Shared Voting Power: 0



7
  Sole Dispositive Power: 8,566,583



8
  Shared Dispositive Power: 0


9
Aggregate Amount Beneficially Owned by Each Reporting Person: 8,566,583


10
Check box if the aggregate amount in row (9) excludes certain shares (See* Instructions)

[ ]
11
Percent of class represented by amount in row (9): 4.82%


12
Type of Reporting Person (See Instructions): IA



SCHEDULE 13G
CUSIP No. 98983L108


1
Names of Reporting Persons
Impax Asset Management AIFM Limited

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization
United Kingdom

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power: 1,241,335



6
  Shared Voting Power: 0



7
  Sole Dispositive Power: 1,241,335



8
  Shared Dispositive Power: 0


9
Aggregate Amount Beneficially Owned by Each Reporting Person: 1,241,335


10
Check box if the aggregate amount in row (9) excludes certain shares (See* Instructions)

[ ]
11
Percent of class represented by amount in row (9): 0.70%


12
Type of Reporting Person (See Instructions): IA


SCHEDULE 13G
CUSIP No. 98983L108


Item 1.

(a)	Name of Issuer: Zurn Elkay Water Solutions Corp

(b)	Address of Issuers Principal Executive Offices
511 West Freshwater Way
Milwaukee, WI 53204
Item 2.
(a)	Name of Person Filing: Impax Asset Management Group plc
Note:      Impax Asset Management Group plc (the filing entity) owns 100%*
of Impax Asset Management Limited and Impax Asset Management (AIFM) Limit* ed (collectively Impax) are registered investment advisers which act as* investment adviser, investment manager or sub adviser to funds, trusts an* d separate accounts. In certain cases Impax possesses voting and/or inves* tment power over securities owned within the funds, trusts and or separat* e accounts, and would be deemed to be the beneficial owner. All of the s* ecurities reported in this schedule are owned by the funds, trusts and sep* arate accounts.


(b)	Address of Principal Business Office or, if None, Residence:  7th Floor, 3*
0 Panton Street, London, SW1Y 4AJ
(c)	Citizenship:	United Kingdom
(d)	Title and Class of Securities: Common stock, $0.1 par value per share
(e)	CUSIP No.:	98983L108
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2*
(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Com*
pany Act of 1940;
(e)	[  ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 1*
3d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Rule 1*
3d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Dep*
osit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment *
company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If fil*
ing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), p*
lease specify the type of institution:
____


Item 4.	Ownership
(a)	Amount Beneficially Owned: 9,807,918
 (b)	Percent of Class: 5.52%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 9,807,918
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 9,807,918
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof*
 the reporting person has ceased
to be the beneficial owner of more than five percent of the class of securiti* es, check the following [ ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of the subsidiary which acquir*
ed the security being reported on
by the parent holding company or control person.
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and correct.
Dated: 02/13/2022
/s/ Signature Karen Cockburn
Name/Title Chief Financial Officer
The original statement shall be signed by each person on whose behalf the state* ment is filed or his authorized representative. If the statement is signed on behalf of a person by his autho* rized representative (other than an executive officer or general partner of * this filing person), evidence of the representative's authority to sign on b* ehalf of such person shall be filed with the statement, provided, however, tha* t a power of attorney for this purpose which is already on file with the Commi* ssion may be incorporated by reference. The name and any title of each person* who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal * criminal violations (See 18
U.S.C. 1001).
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